Environmental Service Professionals, Inc.
                       1111 Tahquitz Canyon Way, Suite 110
                         Palm Springs, California 92662

                             Telephone: 760-327-5284
                             Facsimile: 760-327-5630
--------------------------------------------------------------------------------



                                  July 27, 2007



VIA FACSIMILE
(202) 772-9210

United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:     Jessica Barberich, Staff Accountant
               Division of Corporation Finance

         RE:      ITEM 4.02 FORM 8-K
                  FILED JULY 6, 2007
                  ITEM 4.02 FORMS 8-K/A
                  FILED JULY 18 AND 19, 2007
                  FILE NO. 001-14244

Dear Ms. Barberich:

         Pursuant to your letter to me, dated July 24, 2007, attached is a Form 10-KSB/A for the fiscal year ending December 31, 2006, for Environmental Service Professionals, Inc., redlined to show our new disclosure in Item 8 regarding our reconsideration of the effectiveness of our disclosure controls and procedures as of December 31, 2006 in light of the restatement of our financial statements in July 2007. We intend to file this amended report today. Please direct your communications, if any, to the undersigned.


                                   Very Truly Yours

                                   /s/Edward L. Torres

                                   Edward L. Torres, Chief Executive Officer of
                                   Environmental Service Professionals, Inc.


cc:      Leroy Moyer, Audit Committee

                                  FORM 10KSB/A
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 [X] ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2006

            For the period from January 1, 2006 to December 31, 2006

                         COMMISSION FILE NUMBER 1-14244

                    ENVIRONMENTAL SERVICE PROFESSIONALS, INC.
                -----------------------------------------------
             (Exact name of registrant as specified in its charter)

        NEVADA                                            84-1214736
-----------------------                      -----------------------------------
(State of Incorporation)                    (I.R.S. Employer Identification No.)


    1111 EAST TAHQUITZ CANYON WAY, SUITE 110, PALM SPRINGS, CALIFORNIA 92262
    ------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                                 (760) 327-5284
               Registrant's telephone number, including area code

           SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:


                                                       NAME OF EACH EXCHANGE ON
            TITLE OF EACH CLASS                            WHICH REGISTERED
            -------------------                        ------------------------
                COMMON STOCK                                      N/A
              PREFERRED STOCK                                     N/A

         Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes |__| No |X|

         Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |__|

         Indicate by check mark if disclosure of delinquent  filers  pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10KSB/A or any amendment to this Form 10KSB/A. |X|

         Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes |__| No |X|

         State issuer's revenues for its most recent fiscal year:  $82,319

         The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $4,533,836 as of March 31, 2007 (computed by reference to the last sale price of a share of the registrant's Common Stock on that date as reported on the Over-The-Counter Bulletin Board Market).

         There were 14,743,624 shares outstanding of the registrant's Common Stock as of March 31, 2007.

         Transitional Small Business  Disclosure Format (check one):
                                                                Yes |__| No  |X|

     CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE
                    SECURITIES LITIGATION REFORM ACT OF 1995

THIS ANNUAL REPORT ON FORM 10KSB/A AND THE INFORMATION INCORPORATED BY REFERENCE MAY INCLUDE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. THE COMPANY INTENDS THE FORWARD-LOOKING STATEMENTS TO BE COVERED BY THE SAFE HARBOR PROVISIONS FOR FORWARD-LOOKING STATEMENTS. ALL STATEMENTS REGARDING THE COMPANY'S EXPECTED FINANCIAL POSITION AND OPERATING RESULTS, ITS BUSINESS STRATEGY, ITS FINANCING PLANS AND THE OUTCOME OF ANY CONTINGENCIES ARE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS ARE BASED ON CURRENT ESTIMATES AND PROJECTIONS ABOUT OUR INDUSTRY AND OUR BUSINESS. WORDS SUCH AS "ANTICIPATES," "EXPECTS," "INTENDS," "PLANS," "BELIEVES," "SEEKS," "ESTIMATES," VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH OR IMPLIED BY ANY FORWARD LOOKING STATEMENTS. THE COMPANY ASSUMES NO OBLIGATION TO UPDATE PUBLICLY THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS MAY BE REQUIRED BY LAW.

                                TABLE OF CONTENTS

                                     10KSB/A

PART I   ................................................................N/A
         ITEM 2..........................................................N/A
         ITEM 3..........................................................N/A
         ITEM 4..........................................................N/A

PART II .................................................................. 1
        ITEM 5...........................................................N/A
        ITEM 6...........................................................N/A
        ITEM 7...........................................................N/A
        ITEM 8.............................................................1
        ITEM 8A............................................................1
        ITEM 8B............................................................1

PART III.................................................................N/A
        ITEM 9...........................................................N/A
        ITEM 10..........................................................N/A
        ITEM 11..........................................................N/A
        ITEM 12..........................................................N/A
        ITEM 13..........................................................N/A
        ITEM 14..........................................................N/A

SIGNATURES.................................................................2

                                     PART II


ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.


ITEM 8A. CONTROLS AND PROCEDURES

         ESP and its affiliates' Chairman, Chief Executive Officer, and Chief Financial Officer have evaluated the effectiveness of ESP and its affiliates' disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report and, based on this evaluation, have concluded that the disclosure controls and procedures were not adequate as of December 31, 2006 in light of the restatement of the financial statements by the Company on July 6, 2007. Accordingly, the executive officers of the Company have reconsidered the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006 and are in the process of significantly improving them.

         There have been no changes in ESP and its affiliates' internal control over financial reporting that occurred during ESP's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, ESP's internal control over financial reporting. After the departure of the Company's Chief Financial Officer in early May 2007, the remaining executive officers of the Company reconsidered the effectiveness of the Company's disclosure controls and procedures and are significantly improving them. The Company is currently seeking a new Chief Financial Officer who is expected to assist the Company to continue to improve its disclosure controls and procedures over those which were in place under the prior Chief Financial Officer. Management believes that the Company's disclosure controls and procedures have already significantly improved since the prior Chief Financial Officer departed.


ITEM 8B.      OTHER INFORMATION

         None.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 27, 2007                  ENVIRONMENTAL SERVICE PROFESSIONALS, INC.


                                      By:\s\ Edward L. Torres
                                         ---------------------------------------
                                         Edward  L.  Torres,  Chairman  of  the
                                         Board  and  Chief  Executive  Officer
                                        (Principal Executive Officer)

                                      By:\s\ Edward L. Torres
                                         ---------------------------------------
                                         Edward L. Torres, Acting Chief
                                         Financial Officer
                                        (Principal Accounting Officer)


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


By:  \s\ Edward L. Torres                               Dated: July 27, 2007
      -------------------------------------------
      Edward L. Torres, Chairman of the Board

By:  \s\ Joseph T. Leone                                Dated: July 27, 2007
      -------------------------------------------
      Joseph T. Leone, Director

By:  \s\ Lyle Watkins                                   Dated: July 27, 2007
      -------------------------------------------
      Lyle Watkins, Director

By:  \s\ Robert August                                  Dated: July 27, 2007
      -------------------------------------------
      Robert August, Director

By:  \s\ Francis ("Rich") Finigan                       Dated: July 27, 2007
      -------------------------------------------
      Francis ("Rich") Finigan, Director

By:  \s\ Leroy Moyer                                    Dated: July 27, 2007
      -------------------------------------------
      Leroy Moyer, Director

                                  EXHIBIT 31.1
                            SECTION 302 CERTIFICATION

                                  EXHIBIT 31.1
                                  CERTIFICATION

I, Edward L. Torres, certify that:

1. I have reviewed this Annual Report on Form 10KSB/A of Environmental Service Professionals, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

         a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under ESP's supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to ESP by others within those entities, particularly during the period in which this report is being prepared;

         b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report ESP's conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer(s) and I have disclosed, based on ESP's most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (of persons performing the equivalent functions):

         a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:  July 27, 2007


/s/ Edward L. Torres
-----------------------------------------
Edward L. Torres, Chief Executive Officer
and Chairman of the Board of Directors
(Principal Executive Officer)

                                  EXHIBIT 31.2
                            SECTION 302 CERTIFICATION

                                  EXHIBIT 31.2
                                  CERTIFICATION

I, Edward L. Torres, certify that:


1. I have reviewed this Annual Report on Form 10KSB/A of Environmental Service Professionals, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

         a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under ESP's supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to ESP by others within those entities, particularly during the period in which this report is being prepared;

         b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report ESP's conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer(s) and I have disclosed, based on ESP's most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (of persons performing the equivalent functions):

         a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:  July 27, 2007


/s/ Edward L. Torres
------------------------------------------------
Edward L. Torres, Acting Chief Financial Officer
(Principal Accounting Officer)

                                  EXHIBIT 32.1
                            SECTION 906 CERTIFICATION

                                  Exhibit 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report of Environmental Service Professionals, Inc. (the "Company") on Form 10KSB/A for the period ending December 31, 2006 (the "Report") I, Edward L. Torres, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge and belief:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  July 27, 2007


\s\ Edward L. Torres
------------------------------------------------------
Edward L. Torres, Chairman and Chief Executive Officer


         This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.

                                  EXHIBIT 32.2
                            SECTION 906 CERTIFICATION

                                  Exhibit 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report of Environmental Service Professionals, Inc. (the "Company") on Form 10KSB/A for the period ending December 31, 2006 (the "Report") I, Edward L. Torres, Acting Chief Financial Officer of the Company, certify, pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge and belief:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  July 27, 2007

\s\ Edward L. Torres
------------------------------------------------
Edward L. Torres, Acting Chief Financial Officer


         This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.